
03024156

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

03 JUN 30 AM 7:21


GOLD
PEAK

June 27, 2003

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

SUPPL

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing the following documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement of "Clarifications and Resumption of Trading"	June 13, 2003
Announcement of 2002/03 Final Results of GP Industries Limited	June 19, 2003
Announcement of 2002/03 Final Results of Gold Peak Industries (Holdings) Limited	June 20, 2003
D2- Notification of Changes of Secretary and Directors	June 24, 2003
D2- Notification of Changes of Secretary and Directors	June 27, 2003

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

dlw 6/30

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com

Exemption#82-3604

03 JUN 30 AM 7:21

SCMP June 13, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong with limited liability)


GOLD
PEAK

CLARIFICATIONS AND RESUMPTION OF TRADING

The board of directors of the Company noted various press reports suggesting that the Company intends to dispose of its entire interest in its associated company, Clipsal. The Company would like to make certain clarifications in that connection.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in the securities of the Company on the Stock Exchange has been suspended from 9:30 a.m. on Thursday, 12 June, 2003 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the securities of the Company on the Stock Exchange with effect from 9:30 a.m. on Friday, 13 June, 2003.

The board of directors (the "**Board**") of Gold Peak Industries (Holdings) Limited (the "**Company**") noted various press reports suggesting that the Company intends to dispose of its entire interest in its associated company, Clipsal Industries (Holdings) Limited ("**Clipsal**").

Clipsal is currently owned as to approximately 49.2% by GP Industries Limited, which in turn is owned as to approximately 86.3% by the Company. Clipsal is therefore an associated company of the Company but not a subsidiary of the Company.

The Company would like to clarify that it is in fact Clipsal itself which is currently in discussions with a multinational company regarding, among other things, a potential disposal of certain of its electrical wiring accessories businesses and a possible joint venture arrangement. The transactions being contemplated do not involve a sale by the Company of its interest in Clipsal. Such potential transactions may or may not constitute any notifiable transaction as defined in Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. However, the Company understands that the discussions are still ongoing and no binding terms of the potential transactions, whether oral or written, have been agreed upon. **There is therefore no assurance that the potential transactions will actually proceed.** A further announcement will be made in due course if appropriate.

Save as above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in the securities of the Company on the Stock Exchange has been suspended from 9:30 a.m. on Thursday, 12 June, 2003 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the securities of the Company on the Stock Exchange with effect from 9:30 a.m. on Friday, 13 June, 2003.

By Order of the Board
Wong Man Kit
Company Secretary

Hong Kong, 12 June, 2003

www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)


GOLD
PEAK

Announcement of 2002/2003 Final Results of GP Industries Limited

Pursuant to Paragraph 2(2) of the Listing Agreement, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries"), a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the year ended March 31, 2003 as follows:–

	2002/2003		2001/2002	
	S$'000	*HK$'000*	*S$'000*	*HK$'000*
Turnover	321,719	1,415,306	298,426	1,263,535
Cost of sales	(259,115)	(1,139,898)	(250,459)	(1,060,443)
Gross Profit	62,604	275,408	47,967	203,092
Other Income	4,027	17,715	4,760	20,154
Operating Expenses	(57,693)	(253,803)	(48,252)	(204,299)
Operating Profit	8,938	39,320	4,475	18,947
Finance Costs	(7,929)	(34,881)	(11,223)	(47,520)
Share of Results of Associates	47,405	208,544	36,705	155,410
Exceptional Items	(5,597)	(24,622)	(4,868)	(20,610)
Profit before Taxation	42,817	188,361	25,089	106,227
Taxation	(10,145)	(44,630)	(7,345)	(31,101)
Profit after Taxation	32,672	143,731	17,744	75,126
Minority Interests	(719)	(3,163)	(400)	(1,692)
Net Profit	31,953	140,568	17,344	73,434
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	7.15	31.45	3.88	16.44
Dividend per share				
Interim	1.65	7.26	1.20	5.08
Final (Proposed)	2.31	10.17	1.00	4.23
	3.96	17.43	2.20	9.31

Note:–

The Hong Kong dollar equivalents for the current year as shown above for illustrative purposes are converted at an exchange rate of 4.3992.

Review of Results

GP Industries achieved strong results for the financial year ended March 31, 2003. Turnover grew by 7.8% to S$321.7 million, compared to previous year. In spite of exceptional charges of S$5.6 million, operating profit after taxation and minority interests attributable to shareholders increased by 84.2% to S$32.0 million as compared to S$17.3 million last year. This was mainly due to the strong performance of the electronic and component businesses, improved performance of the acoustics business, as well as the outstanding contribution from GP Batteries.

Exceptional items of the financial year of S$5.6 million comprised cost for restructuring the electronics and acoustics business of S$2.7 million, provision for impairment in investment of S$1.3 million and provision for unrealised loss on revaluation of marketable securities of S$1.6 million.

Basic earnings per share, based on consolidated net profit after taxation and minority interests attributable to shareholders and the weighted average number of 447,127,185 shares (2002: 446,737,936 shares) in issue for the current financial year, amounted to 7.15 Singapore cents, compared with 3.88 Singapore cents last year.

Business Review

Electronics Division

The electronic business performed impressively. Profit before interest, taxation and exceptional items increased by about 33% despite sales of electronic and component products decreased marginally by about 1%. Profit increased mainly due to improved product mix, streamlined manufacturing structure and the strong contribution from the component associates. During the year, the professional audio business developed well.

Export sales of wire harness grew slightly. Benefiting from stronger Japanese Yen, the export profit margin remained steady despite price competition. Sales of LTK's cable business continued to grow satisfactorily but profit dropped due to intense price competition and higher raw material costs.

Sales of branded loudspeakers registered a strong growth due to sales increase in the US and European markets and stronger Sterling Pound. The acoustics business achieved a small profit before interest, taxation and exceptional items, compared to a loss of S$3.7 million in prior year from the combined effects of improved cost structure and introduction of new products.

GP Batteries

GP Batteries achieved record high turnover and profit for the year under review. Turnover for the year ended March 31, 2003 was S$660.7 million, an increase of 19.3% over the previous year. The consolidated net profit after taxation and minority interests attributable to members of GP Batteries was S$32.6 million, an increase of 89.5%.

The record turnover was due to the strong growth of the consumer primary batteries, the increase in turnover of high-capacity Nickel Metal Hydride batteries as well as the consolidation of the sales of Zhongyin (Ningbo) Battery Co Ltd after the acquisition in November 2002.

Gross profit margin improved 40.5% to S$172.7 million. This was due to change in product mix and a more stable market. Cost reduction as a result of operational rationalization over the last few years and relatively low interest rates also contributed to the strong upsurge in profit.

Clipsal Industries

For its financial year ended December 31, 2002, Clipsal Industries' turnover and profit decreased by 5.7% and 31.7% respectively. Business conditions in most of Clipsal Industries' key Asian markets remained highly competitive. Despite the tough environment, decline in Clipsal Industries' overall turnover has been cushioned through its aggressive marketing efforts, introduction of new products, expansion into new business segments and sales growth in emerging markets. Markets in China and Singapore remained highly competitive. However, in Malaysia, Clipsal Industries reported marginal increase in revenue despite a soft market due to its strong market position. The associated company in Australia recorded improved sales, profitability and market share with higher growth in the intelligent building systems and data communication products sectors.

Prospects

The speedy end to the Middle East conflict is expected to improve the business sentiment in GP Industries' export markets. Clipsal Industries is expected to continue facing a very competitive business environment in Asia. The outbreak of SARS further dampened economic growth in certain Asian markets, particularly China, Hong Kong, Taiwan, Vietnam and Singapore. The Middle East market was affected by the war in Iraq but is expected to recover satisfactorily. The performance of Clipsal Industries is expected to remain volatile in Asia and the Middle East.

GP Industries will continue to strengthen its distribution network, increase market shares, promote its brands aggressively and enhance its product development and manufacturing capabilities to boost business growth of GP Industries in all major markets. The scheduled commissioning of the new electronics factory in Huizhou in late 2003 will further enhance the production capacity and efficiency of the electronic and acoustic businesses. This will support future growth of these businesses.

In June 2003, Energizer Holdings, Inc and Eveready Battery Company, Inc have initiated a United States International Trade Commission action against various companies in the battery industry for infringement of their patent in zero-mercury-added alkaline batteries. If successful it would prevent the importation of GP Batteries' alkaline batteries into the US. Management of GP Batteries is of the opinion that any action against GP Batteries is without merit and GP Batteries will aggressively defend its position. The investigation is likely to take over one year before the final verdict is known.

As announced on June 12, 2003, Clipsal Industries is currently in discussions with a multinational company regarding, among other things, a potential disposal of certain of its electrical wiring accessories businesses and a possible joint venture arrangement. The transactions being contemplated do not involve a sale by GP Industries of its interest in Clipsal. These discussions are still ongoing and no binding terms of the potential transactions, whether oral or written, have been agreed upon. There is therefore no assurance that the potential transactions will actually proceed.

By Order of the Board
Wong Man Kit

GOLD PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

2002/2003 FINAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS

The Group recovered very strongly for the financial year amid the still challenging global business environment

- Consolidated turnover: HK$1,809 million, up 13.0%
- Profit attributable to shareholders: HK$71.5 million, up 91.3%
- Basic EPS: 13.4 Hong Kong cents, up 91.2%
- Diluted EPS: 12.5 Hong Kong cents, up 78.8%
- Proposed final dividend: 3.5 Hong Kong cents (2001/02: 1.5 HK cents)

BUSINESS REVIEW

GP Industries – 86.3% owned by Gold Peak

GP Industries achieved impressive results with operating profit after taxation and minority interests attributable to shareholders increased by 84.2%. Reported turnover increased by 7.8%. This result was mainly due to the good performance of the electronic and component businesses, improved results of the acoustics business, as well as the outstanding contributions from GP Batteries.

During the year, GP Industries acquired additional shares of GP Batteries International Ltd in the open market, thereby increasing its stake from 47.9% to 48.8%. In April 2003, it further increased its interest to 49.8%.

Electronics Division

- The electronic business performed impressively. Profit before interest, taxation and exceptional items increased by about 33% despite sales of electronic and component products decreased marginally by about 1%. Profit increased mainly due to improved product mix, streamlined manufacturing and the strong contributions from the component associates. During the year, the professional audio business developed well.
- Export sales of wire harness grew slightly. Despite price competition, the export profit margin remained steady because of the stronger yen. Domestic sales in China grew impressively mainly due to the robust car industry.
- Sales of LTK's cable business continued to grow satisfactorily but profit contribution decreased because of intense price competition and higher raw material costs.
- Sales of branded loudspeakers increased strongly due to sales growth in the US and European markets. The acoustics business achieved a small profit, as compared to a loss of S$3.7 million in prior year.

GP Batteries – 49.7% owned by GP Industries

- GP Batteries achieved its record high turnover and profit for the year under review. Turnover increased by 19.3% while consolidated net profit after taxation and minority interests attributable to shareholders surged by 89.5%.
- The record turnover was due to the strong growth of the consumer primary batteries, the increase in turnover of high-capacity Nickel Metal Hydride batteries as well as the consolidation of the sales of Zhongyin (Ningbo) Battery Co Ltd ("Ningbo Batteries") of China after its acquisition in November 2002.
- Overall, gross profit margin improved 40.5%, mainly due to changes in product mix and a more stable market. Cost reduction as a result of operational rationalization over the last few years and relatively low interest rates also contributed to the strong upsurge in profit.
- In November 2002, GP Batteries completed its acquisition of 75% stake in Ningbo Batteries, the second largest alkaline battery manufacturer in China. The company performed satisfactorily as anticipated.

Clipsal Industries – 49.2% owned by GP Industries

- Clipsal Industries continued to face a highly competitive market during the year. Volume growth was achieved in many segments but average selling price continued to drop.

CONSOLIDATED INCOME STATEMENT

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the audited consolidated income statement of the Company and its subsidiaries (the "Group") for the year ended March 31, 2003 as follows:–

	Notes	2003 HK$'000	2002 HK$'000
Turnover	2	1,809,127	1,601,627
Cost of Sales		(1,421,459)	(1,261,424)
Gross Profit		387,668	340,203
Other Operating Income		57,830	73,313
Distribution Costs		(166,357)	(118,479)
Administrative Expenses		(194,944)	(213,241)
Net Investment Loss	3	(25,482)	(23,440)
Other Operating Expenses	4	(12,922)	(393)
Profit from Operations	5	45,793	57,963
Finance Costs		(88,425)	(108,856)
Share of Results of Associates		203,295	147,582
Amortisation of Goodwill / Realisation of Negative Goodwill on Acquisition of Associates		(5,857)	(5,662)
Net Loss on Disposal / Deemed Partial Disposal of Subsidiaries and Associates		(4,034)	(659)
Profit Before Taxation		150,772	90,368
Taxation	6	(50,730)	(35,379)
Profit Before Minority Interests		100,042	54,989
Minority Interests		(28,562)	(17,623)
Net Profit for the Year		71,480	37,366
Dividends			
Interim		15,957	13,298
Final		18,617	7,979
		34,574	21,277
Earnings Per Share (cents)	7		
Basic		13.44	7.03
Diluted		12.48	6.98

Notes:

1. **Adoption of New and Revised Statements of Standard Accounting Practice**

   In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has resulted in a change of the format of presentation of the cash flow statement and the introduction of the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

   Foreign currencies

   SSAP 11 (Revised) "Foreign currency translation" has eliminated the choice of translating the income statements of subsidiaries outside Hong Kong at the closing rate for the period which was previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

   Cash flow statements

   Under SSAP 15 (Revised) "Cash flow statements", cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately

3. **Net Investment Loss**

	2003 HK$'000	2002 HK$'000
Net realised loss on disposal of other investments	–	10,924
Net unrealised holding loss on other investments	15,349	17,775
Written-off of investments in e-business joint venture	14,500	–
Dividend income from investment in securities	(4,367)	(5,259)
	25,482	23,440

4. **Other Operating Expenses**

	2003 HK$'000	2002 HK$'000
Deficit on valuation of investment properties	–	360
Expenses incurred for the closure of a factory in U.K.	5,433	–
Restructuring costs for speaker businesses	6,506	–
Amortisation of goodwill on acquisition of subsidiaries/business	983	33
	12,922	393

5. ***Profit from Operations***

   Profit from operations has been arrived at after charging:

	2003 HK$'000	2002 HK$'000
Amortisation of deferred expenditure	11,319	9,399
Amortisation of trademarks	4,183	4,183
Depreciation and amortisation on:		
Owned assets	45,025	44,310
Assets held under finance leases	1,101	3,277

6. **Taxation**

	2003 HK$'000	2002 HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax	6,528	3,580
Taxation in jurisdictions other than Hong Kong	6,630	6,158
Deferred taxation	1,696	1,724
	14,854	11,462
Share of taxation of associates:		
Hong Kong Profits Tax	3,848	2,763
Taxation in jurisdictions other than Hong Kong	32,028	21,154
	35,876	23,917
	50,730	35,379

Hong Kong Profits Tax is calculated at 16% (2002: 16%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. **Earnings Per Share**

   The calculation of the basic and diluted earnings per share for the year ended March 31, 2003 and 2002 is computed based on the following data:

Earnings	2003 HK$'000	2002 HK$'000
Net profit for the year and earnings for the purpose of basic earnings per share	71,480	37,366
Effect of dilutive potential share on the share of result of subsidiaries and associates based on the dilution of their earnings per share	(615)	(152)
Adjustment resulting from the assumed conversion of convertible note	(4,385)	–
Earnings for the purpose of diluted earnings per share	66,480	37,214
Number of Shares	'000	'000

Weighted average number of shares for th[illegible]

over the last few years and relatively low interest rates also contributed to the strong upsurge in profit.

- In November 2002, GP Batteries completed its acquisition of 75% stake in Ningbo Batteries, the second largest alkaline battery manufacturer in China. The company performed satisfactorily as anticipated.

Clipsal Industries – 49.2% owned by GP Industries

- Clipsal Industries continued to face a highly competitive market during the year. Volume growth was achieved in many segments but average selling price continued to drop.

- Turnover for the year ended December 31, 2002 decreased by 5.7%. While it remained profitable, net profit attributable to shareholders reduced by 31.7%.

- Clipsal Industries was able to cushion the decline in turnover through aggressive introduction of new products, expansion into new business segments and sales growth in emerging markets. Overall profit margin improved in key markets through continuous programs to enhance operating efficiencies.

- Markets in China, Hong Kong and Singapore remained highly competitive. In Malaysia, Clipsal Industries' strong market position allowed it to report a marginal increase in revenue despite a soft market. The associated company in Australia recorded improved sales, profitability and market share with higher growth in intelligent building systems and data communication products.

Technology & Strategic Division

For Lighthouse Technologies Limited ("Lighthouse"), there were signs of moderate market recovery in the US and Europe during the fourth quarter of 2002 and price competition remained keen. During the first quarter of 2003, the war in Iraq again caused the market to soften significantly. With the introduction of new products as well as implementation of cost-saving programs, Lighthouse maintained steady performance in the second half of the year as compared to the first half. In March 2003, Lighthouse issued new shares to Clipsal Industries and other shareholders and raised HK$20 million as additional working capital. As a result, Clipsal Industries increased its stake in Lighthouse from 25% to 29.8%. Gold Peak's interest in Lighthouse was diluted from 51% to 47.0%. The Group incurred a deemed loss of HK$4 million on partial disposal of Lighthouse.

Due to tough market conditions, a joint-venture e-business company under this division ceased operation during the year. The Group wrote off its entire investment cost of HK$14.5 million in that company.

PROSPECTS

We are optimistic about most of the Group's export markets although the global business environment remains volatile and highly competitive. While the full impact of SARS has yet to be reflected, the speedy conclusion of the Iraq war is expected to remove some of the uncertainties and improve business sentiment.

Looking ahead, the Electronics Division of GP Industries as well as GP Batteries are expected to maintain their strong performance. The scheduled commissioning of the new electronics factory in Huizhou, China in late 2003 will further enhance the production capacity and efficiency of the electronic and acoustic businesses. Production capacity for battery products, in particular Lithium Ion batteries, will be expanded to meet increasing demand.

Clipsal Industries is expected to continue facing a highly competitive operating environment in Asia. The outbreak of SARS further dampened economic growth in certain Asian markets, particularly China, Hong Kong, Taiwan, Vietnam and Singapore. The Middle East market was affected by the war in Iraq but is expected to recover satisfactorily. The performance of the Clipsal Group is expected to remain volatile in Asia and the Middle East. However, the Australian market is expected to continue performing well. Lighthouse is expected to operate in a tough business environment following the war in Iraq and SARS in Asia. It will focus on developing new markets and customer base, and improving its cost structure.

As announced on June 12, Clipsal Industries is currently in discussions with a multinational company regarding, among other things, a potential disposal of certain of its electrical wiring accessories businesses and a possible joint venture arrangement. These discussions are still ongoing and no binding terms of the potential transactions, whether oral or written, have been agreed upon. There is therefore no assurance that the potential transactions will actually proceed.

We are dedicated to maximizing shareholders' value by further improving the Group's profitability and strengthening the balance sheet. We will continue to expand our distribution network, increase market shares, promote our brands aggressively and intensify our product development to boost business growth in all major markets. We will also continue to look selectively for opportunities in acquisitions and forming strategic alliances.

Barring unforeseen circumstances, the Group is expected to perform satisfactorily for the current financial year.

of the cash flow statement and the introduction of the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

Foreign currencies

SSAP 11 (Revised) "Foreign currency translation" has eliminated the choice of translating the income statements of subsidiaries outside Hong Kong at the closing rate for the period which was previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

Under SSAP 15 (Revised) "Cash flow statements", cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short term bank loans that are financing in nature. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the consolidated cash flow statement.

Employee benefits

SSAP 34 "Employee benefits" introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

2. **Segmental Information**

(i) *Primary segment information for the Group based on business segments*

For the year ended March 31, 2003	Technology & Strategic HK$'000	Electronics HK$'000	Battery HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	394,472	1,414,655	-	-	-	1,809,127
Inter segment sales	44	651	-	-	(695)	-
Total sales	394,516	1,415,306	-	-	(695)	1,809,127
Results						
Segment results	31,246	18,473	-	-	-	49,719
Unallocated corporate expenses						(27,817)
Other corporate income						23,891
Profit from operations						45,793
Finance costs						
– segment	(7,536)	(38,586)	-	-	-	(46,122)
– corporate						(42,303)
Share of results of associates	(3,908)	97,259	81,225	28,719	-	203,295
Amortisation of goodwill/ realisation of negative goodwill on acquisition of associates						(5,857)
Net loss on disposal/deemed partial disposal of subsidiaries and associates						(4,034)
Profit before taxation						150,772
Taxation						(50,730)
Profit before minority interests						100,042
Minority interests						(28,562)
Net profit for the year						71,480
For the year ended March 31, 2002						
Turnover						
External sales	338,676	1,262,951	-	-	-	1,601,627
Inter segment sales	163	584	-	-	(747)	-
Total sales	338,839	1,263,535	-	-	(747)	1,601,627
Results						
Segment results	46,653	(6,207)	-	-	-	40,446
Unallocated corporate expenses						(19,172)
Other corporate income						36,689
Profit from operations						57,963
Finance costs						
– segment	(9,182)	(47,518)	-	-	-	(56,700)
– corporate						(52,156)
Share of results of associates	(8,518)	80,780	38,732	36,588	-	147,582
Amortisation of goodwill/ realisation of negative goodwill on acquisition of associates						(5,662)
Net loss on disposal/deemed partial disposal of subsidiaries and associates						(659)
Profit before taxation						90,368
Taxation						(35,379)
Profit before minority interests						54,989
Minority interests						(17,623)
Net profit for the year						37,366

(ii) *Secondary segment information for the Group based on geographical segments*

	Turnover 2003 HK$'000	Turnover 2002 HK$'000	Profit before taxation 2003 HK$'000	Profit before taxation 2002 HK$'000
The People's Republic of China				
– Hong Kong	159,709	133,044	15,004	4,904
– Mainland China	99,564	105,424	38,577	24,411
Other Asian countries	574,649	574,462	17,688	16,706
Europe	426,344	423,790	20,712	2,724
North & South America	447,773	328,264	32,965	13,003
Australia & New Zealand	91,542	32,077	22,287	28,809
Others	9,546	4,566	3,539	(189)
	1,809,127	1,601,627	150,772	90,368

Earnings	2003 HK$'000	2002 HK$'000
Net profit for the year and earnings for the purpose of basic earnings per share	71,480	37,366
Effect of dilutive potential share on the share of result of subsidiaries and associates based on the dilution of their earnings per share	(615)	(152)
Adjustment resulting from the assumed conversion of convertible note	(4,385)	–
Earnings for the purpose of diluted earnings per share	66,480	37,214
Number of Shares	*'000*	*'000*
Weighted average number of shares for the purpose of basic earnings per share	531,905	531,831
Effect of dilutive potential shares on share options	606	948
Weighted average number of shares for the purpose of diluted earnings per share	532,511	532,779

The computation of diluted earnings per share assumes the conversion of the convertible note into the shares of GP Industries Limited.

SUMMARY OF RESULTS

The Group's turnover for the year ended March 31, 2003 amounted to HK$1,809 million, increased by 13% over the previous year. The consolidated profit attributable to shareholders was HK$71.5 million, increased by 91% when compared with the consolidated net profit of HK$37.4 million for the previous year. Basic earnings per share for the year amounted to 13.4 cents as compared to 7.0 cents for the previous year.

FINANCIAL REVIEW

During the year, the Group's consolidated net bank borrowings decreased by HK$125 million to HK$1,758 million. As at March 31, 2003, the aggregate of the Group's shareholders' funds and minority interests was HK$1,234 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' funds and minority interests) was 1.42 (March 31, 2002: 1.60). The gearing ratios of the Company and GP Industries were 0.87 and 0.56 whereas those of GP Batteries and Clipsal Industries were 0.76 and 0.64 (as at December 31, 2002) respectively. The gearing ratios of the Company, GP Industries and the Group improved when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associates continued their prudent policy in managing foreign exchange risks. Forward contracts, local currency borrowings and local sourcing have been arranged to minimize foreign exchange risks. At March 31, 2003, 48% (March 31, 2002: 28%) of the Group's bank borrowings was revolving or repayable within one year whereas 52% (March 31, 2002: 72%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 54%, 23% and 19% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. In March 2003, the Company arranged a syndicated loan of HK$335 million for general working capital purposes.

EMPLOYEES AND REMUNERATION POLICIES

As at March 31, 2003, the Group and the operations of major business divisions employed over 16,500 people worldwide (2002: 14,000). Remuneration policies are reviewed regularly and maintained at competitive level with the market in the respective countries. In addition to basic salary, bonuses and share options may also be granted to eligible employees which are at the discretion of the board and based on the performance of the individual employee as well as the Group.

DIVIDENDS

An interim dividend of 3.0 cents (2002: 2.5 cents) per share was paid in January 2003.

The Board proposes at the forthcoming Annual General Meeting the payment of a final dividend of 3.5 cents (2002: 1.5 cents) per share to shareholders on the Register of Shareholders of the Company on September 10, 2003, making a total dividend of 6.5 cents (2002: 4.0 cents) per share for the whole year. If approved at the forthcoming Annual General Meeting, the proposed final dividend will be paid on or about September 19, 2003.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on September 10, 2003.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from September 5, 2003 to September 10, 2003, both days inclusive, during which period no transfer will be effected.

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on September 4, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year.

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, June 19, 2003

www.goldpeak.com



Companies Registry
公司註冊處

Exemption#82-3604

03 JUN 30 7:21

Form 表格 D2 COPY

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
* ☐ New appointment 新委任
* ☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 MM 月 YYYY 年)	Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8th Floor., Gold Peak Building,
30 Kwai Wing Road,
Kwai Chung, N.T.

For Official Use
請勿填寫本欄



收件日期 RECEIVED
24 -06- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 54055

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment / Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Change of address of director	12 / 06 / 2003

Existing Name 現用姓名:

Name / ~~New Name~~ 姓名／新姓名:

Surname 姓氏	Other names 名字
Lui	Ming Wah

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: Flat A & B, 16/F, Skylodge 1, 8 Yin Ping Road, Kowloon

Identification 身份證明

a. Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A652463(2)	

b. Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes nil **Continuation Sheet A and** 1 **Continuation Sheet B.**

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名: 

(Name 姓名): (Wong Man Kit) Date 日期: June 23, 2003

~~Director~~ / Secretary / ~~Manager / Authorized Representative~~ *



Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號: 54055

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	12 / 06 / 2003 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／~~New Name~~ 姓名／新姓名

Surname 姓氏	Other names 名字
Lo	Siew Kiong John

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 18A, Tower 10, Island Harbourview, 11 Hoi Fai Road, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D399792(9)	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Exemption#82-3604


CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 | Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8th Floor., Gold Peak Building,
30 Kwai Wing Road,
Kwai Chung, N.T.

For Official Use
請勿填寫本欄


收件日期 RECEIVED
2 7 -05- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號
54055

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	26 / 06 / 2003 DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名:

Name／~~New Name~~ 姓名／新姓名:

Surname 姓氏	Other names 名字
Leung	Pak Chuen

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: #18-03 Euro Asia Court 3, 7 River Valley Close, Singapore 238431

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E381673(0)	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes nil **Continuation Sheet A and** nil **Continuation Sheet B.**
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Wong Man Kit) Date 日期: June 27, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *